July 25, 2024

E. Rand Sutherland
Chief Executive Officer
Upstream Bio, Inc.
460 Totten Pond Road, Suite 420
Waltham, MA 02451

       Re: Upstream Bio, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 18, 2024
           CIK No. 0002022626
Dear E. Rand Sutherland:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 9, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Prospectus Summary
Overview, page 1

1. We note your response to comment 1 and re-issue. Please revise to delete references to
       verekitug being a    first-in-class antagonist    throughout your
registration statement.
2. Please tell us the basis or source for the statement that tezepelumab is projected to reach over $3.0 billion in peak global annual sales for severe asthma alone.
3. We note your response to comment 2 and re-issue. Please include the balancing disclosure in the Overview section that the referenced companies may have significantly greater financial resources and expertise such that they may be more successful than you in obtaining regulatory approvals and achieving widespread market acceptance.
 July 25, 2024
Page 2

4.     We note your response to comment 6 in which you state that the Company
s due diligence
       has allowed you to conclude that    verekitug is the only monoclonal
antibody currently in
       clinical development that targets and inhibits the TSLP receptor   . In
light of your due
       diligence, please tell us why this statement is true given that public records indicate that
       Uniquity Bio   s solritug, a monoclonal antibody targeting TSLP, has
completed phase 1
       trials.
5. We note your response to comment 5 and re-issue in part. With respect to the references to clinical trials conducted by other companies, please disclose whether serious adverse events were observed.
Business
Ongoing and planned clinical trials, page 145

6. We note your response to comment 19. Currently the progress arrow representing the indications for severe asthma and CRSwNP shows that the Phase 2 trials are more than halfway finished, but that patient enrollment is ongoing and has not yet been completed.
       Please tell us, with a view toward disclosure, why this represents an accurate depiction of the Phase 2 trials or alternatively, please revise to reduce the length of the progress arrow to accurately reflect the actual status of your pipeline candidate as of the latest practicable date.
Asset purchase and license agreements
License agreement with Lonza, page 151

7. We note your response to comment 22 and re-issue in part. Please disclose, if true, in the prospectus that the Lonza agreement is perpetual, or otherwise advise. Please contact Franklin Wyman at 202-551-3660 or Kevin Kuhar at
202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Chris Edwards at 202-551-6761 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:   Gabriela Morales-Rivera